FILED BY PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

On May 12, 2014, Pfizer submitted the following written statement to the Business, Innovation and Skills Committee and Science and Technology Committee of the House of Commons in the UK:

MEMORANDUM FROM PFIZER TO THE BUSINESS, INNOVATION AND SKILLS COMMITTEE

AND THE SCIENCE AND TECHNOLOGY COMMITTEE OF THE HOUSE OF COMMONS

Overview

1.  We believe that a combination of Pfizer and AstraZeneca, two world-class biopharmaceutical organisations, would unquestionably create a UK-based scientific powerhouse that would deliver great benefits to the United Kingdom and to patients and science globally.

2.  Pfizer’s mission is to bring innovative therapies to patients that significantly improve their lives. Our focus on our innovative core is at the heart of our company. It informs our decision making and endeavours. By harnessing the innovative cores of both companies, we have the opportunity to accelerate the research and development of new medicines for patients. A combined company would offer an unprecedented level of breadth and depth in our scientific knowledge and expertise, allowing us to more efficiently produce important innovative therapies.

3.  Whilst both companies have strategies that are aimed at growth and meeting patients’ needs, we believe that by combining these two companies we strengthen those possibilities. Like all global pharmaceutical companies, AstraZeneca faces difficult challenges. Looming patent expiries and near term revenue losses jeopardise its ability to deliver on its very promising pipeline. By combining our resources, we would bolster each organisation’s ability to bring new innovative medicines to patients in need. A combined company would be stronger financially, enhancing our ability to invest in the best science - wherever we find it.

4.  The UK Government has made a commitment to innovation and scientific research. This was set out in the Government’s Strategy for UK Life Sciences in 2011, which Pfizer warmly welcomed. Pfizer has, in turn, made commitments to the UK. These commitments are tangible, legally-binding and represent significant investment in the economy, skilled workforce and scientific knowledge-base of the UK.

5.  We have great respect for AstraZeneca, its talented workforce and rich science-based foundation in both the UK and Sweden. We have a unique opportunity to combine the best of both companies to deliver even more valuable treatment options for patients. Delivering on these commitments will make us a stronger company that delivers benefits to patients, value to shareholders, and creates and protects high value jobs.

Competitive commercial dynamics require efficiency in everything we do

6.  Governments across the world are demanding greater efficiencies from their healthcare systems. This focus on value and efficiency is felt directly by innovative companies introducing newer, more valuable medicines. It is incumbent on our industry to respond to these global challenges, to become more efficient and to offer our medicines at the best value. We believe that by bringing Pfizer and AstraZeneca together we can focus our combined efforts, reduce overlaps and offer greater value to meet that goal.

7.  A potential combination between Pfizer and AstraZeneca offers many compelling benefits for the stakeholders of both companies, including:

•	Expected strong and consistent cash flow allowing expanded opportunities for reinvesting in the R&D portfolio

•	An opportunity to bring together the “best of the best” of each organisation

•	Significant anticipated operational and financial synergies facilitating reinvestment in the business and returns to stakeholders

•	A combined, broader and deeper pipeline that maximises opportunities for success and diversifies risk of product failures

•	An efficient tax structure, making the combined business more competitive with other non-U.S. pharmaceutical companies

8.  Realising these efficiencies would make a combined Pfizer and AstraZeneca far more competitive, more sustainable and better equipped to deliver on its commitments than either organisation could be on its own.

A combined R&D portfolio is better positioned to deliver value for patients

9.  AstraZeneca’s R&D pipeline is complementary to Pfizer’s in key areas and the combination would have great potential. In fact, our interest in a combination should serve as recognition of the potential AstraZeneca has created. However, development of pharmaceuticals is an extremely expensive and risky business. AstraZeneca’s ability to deliver its pipeline will require very substantial investments during a time when the company’s revenues will be declining sharply as a result of the loss of patent exclusivity on important products. A combined Pfizer-AstraZeneca would provide a financial engine that could support robust, yet thoughtful, R&D investment across the portfolio.

10.  The combined company’s pipeline increases the likelihood for a steady stream of new product launch opportunities in the areas of oncology, immunology and inflammation and cardiovascular and metabolic diseases. AstraZeneca has previously announced that it is refocusing its priorities away from research in certain important areas such as neuroscience, pain and infectious disease. By combining our organisations, we complement AstraZeneca’s strength in oncology, inflammation and cardio-metabolism research with our own. Beyond this, Pfizer brings to AstraZeneca new capabilities in neuroscience, pain, rare diseases and regenerative medicine.

11.  In short, our two organisations would bring together broader technology platforms and highly complementary expertise and capabilities across a wide array of vaccines, biologics and small molecules. We believe this transaction will create a UK scientific powerhouse that will deliver value to patients, shareholders and the UK.

Pfizer’s commitment to R&D in the UK and around the globe

12.  Pfizer’s reshaped R&D operations and approach make us ideally suited for a combination of this scale and scope. Since 2011, Pfizer has been undertaking a long-term plan to create what we call an “Engine for Sustainable Innovation”. There are a number of components to our new R&D model that impact both our organisational shape and our interactions with academics and external partners.

13.  First, we have focused our efforts in therapeutic areas where we feel we have the expertise and resources to deliver significant breakthrough innovations: oncology, neuroscience, rare diseases, pain, inflammation, vaccines, cardiovascular and metabolic diseases, as well as research in biosimilars. Some of these are long-term Pfizer strengths, others are areas where we have combined Pfizer expertise with significant knowledge from other companies through recent mergers and acquisitions, notably biologics and vaccines from Wyeth and rare diseases through FoldRX.

14.  Second, we have re-located our early research teams to be part of global biomedical research clusters. Cambridge UK was chosen to be the site of our pain research; Cambridge US, San Diego and San Francisco are other key locations for our R&D teams.

15.  Third, we have created new models for partnering and collaborations with academia, clinical researchers, patient foundations, governments, and even some of our major competitors in the biopharma industry. As of today, Pfizer has more than 250 R&D partners and institutions around the world. Pfizer brings a world leading capability in working with the academic community to translate science into small molecules, large molecules or vaccines. Pfizer has recently partnered with leading UK universities in the Global Medical Excellence Cluster, on a five year collaborative agreement that provides a framework for the research and development of new and innovative medicines for rare diseases, establishing a Rare Diseases Centre in London.

16.  Pfizer’s Centres for Therapeutic Innovation (CTI) are a model for academic-industry collaboration that embodies this new approach of open innovation. We have tested the CTI model in facilities in Boston, San Francisco/San Diego, and New York.

17.  At our CTI sites, Pfizer and academic teams work side-by-side, combining the research expertise of academics in disease biology, targets, and patient populations with Pfizer’s developmental expertise and resources. The shared goal is to bridge the gap between early scientific discovery and its translation into new therapies and, to this end, Pfizer funds pre-clinical and clinical development programmes, offers equitable intellectual property and ownership rights, and provides access to Pfizer’s antibody libraries and other proprietary technologies. Thus far, CTI has signed 23 collaborative research agreements with leading academic medical centres. We believe Pfizer’s R&D strategy aligns well with the UK’s Life Sciences Strategy and will enable us to thrive and advance science in the Cambridge ecosystem and other centres of scientific excellence in the UK. Our rigorous focus on science, clinical execution and quality has delivered. Since the acquisition of Wyeth in 2009, Pfizer has delivered 13 drug approvals, 13 phase three starts and 13 positive proof of concept studies. By combining our capabilities with those of AstraZeneca, we believe that we can significantly advance the prospects of bringing AstraZeneca’s promising pipeline to fruition.

Pfizer is committed to investing in UK science

18.  The UK Government has made a commitment to innovation and scientific research. We, in turn, have made a commitment to the UK. With our commitment to foster research and development in the UK, we are matching words with deeds—and we will keep our word. Subject to successful completion of our combination with AstraZeneca, on the basis proposed by us, we will make the following series of significant and tangible commitments:

•	We will establish the combined company’s corporate and tax residence in England

•	AstraZeneca’s substantial R&D innovation hub in Cambridge will be completed

•	Key scientific leadership will be located in the UK

•	20% of the combined company’s total R&D workforce will be located in the UK going forward

•	We will retain substantial commercial manufacturing facilities at Macclesfield

•	We will locate the European Business Headquarters and European Regulatory Headquarters in the UK

•	At least two AstraZeneca Board Members will be invited to join the combined company’s Board

•	Board meetings for the new company would be held in the UK as appropriate and the new company would be committed to meaningful participation in the UK commercial, economic and social community

19.  Though we had no obligation to make these commitments we were willing to do so on the basis we stated on 2 May because we support the opportunity to strengthen the UK life sciences industry. Investing in the UK is attractive to Pfizer for a variety of reasons including the strong skills base of researchers, clinicians and technicians and the strong track record of innovative research, and thriving biomedical environment that encourages connectivity between academics, industry, investors, clinicians and the Government.

20.  The UK Government’s Strategy for Life Sciences is a very clear recognition that bioscience is a key UK industrial strength. There are tangible incentives for companies to research and manufacture products, strong recognition of the importance in maintaining and enhancing intellectual property. We have seen both capital and jobs follow these types of incentives. An excellent example is the Patent Box regime, which will subject profits derived from UK-developed intellectual property to a tax rate designed to encourage further investment and innovation.

21.  To ensure our commitments are binding, we included them with our proposed offer announcement understanding fully that they would be binding as a matter of English law.

22.  Under the current version of the UK Takeover Code, any statement of a particular course of action we intend to take, or not take, will give rise to a commitment by which we will be bound under the Code. That is why, recognising the force of the new Code rules, the commitments made in our letter to the Prime Minister on 2 May should be given full weight.

The best science knows no boundaries

23.  We understand the impact our business has on the communities in which we operate and we also understand that the decisions we make will have important and lasting impacts on the patients we serve. We take our responsibilities to all our stakeholders extremely seriously. We believe that the best science knows no boundaries. By bringing together the capabilities of Pfizer and AstraZeneca, we believe we would create a more efficient engine through which we could better serve patients and society by bringing them important new therapies faster and more efficiently. This will not only benefit the UK, it will benefit everyone.

Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pfizer and the combined businesses of AstraZeneca and Pfizer and certain plans and objectives of Pfizer with respect thereto, including the expected benefits of a potential combination as well as whether a potential combination will be pursued. These forwardlooking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, uncertainties inherent in research and development, the possibility that a possible offer will not be pursued or will be pursued on different terms and conditions, failure to obtain necessary regulatory approvals or any required financing or to satisfy any of the other conditions to a possible combination, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects of the announcement or the consummation of the possible combination on the market price of Pfizer’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following a possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by Pfizer in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Pfizer’s plans with respect to AstraZeneca, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forwardlooking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Pfizer assumes no obligation to update or revise the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended 31 December 2013 and in its subsequent reports on Form 10-Q and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this document.

Additional U.S.-Related Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfizer or AstraZeneca. Subject to future developments, Pfizer may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible combination. Pfizer and AstraZeneca shareholders should read those filings, and any other filings made by Pfizer with the SEC in connection with a possible combination, as they will contain important information. Those documents, if and when filed, as well as Pfizer’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Pfizer’s website at www.pfizer.com.

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